
SISTERS CO
SIGNATURE SCENT
BODY BUTTER
SUGAR SCRUB
SPINSTER SISTERS CO
SIGNATURE SCENT
BODY BUTTER

Kelly Perkins · 2nd

President/CEO at Spinster Sisters Co.

Golden, Colorado, United States · Contact info

500+ connections

Spinster Sisters Co.

University of Colorado Boulder

Experience

Spinster Sisters Co.
12 yrs 1 mo

President/CEO
Apr 2012 – Present · 9 yrs 10 mos
Golden, CO

Owner
Jan 2010 – Present · 12 yrs 1 mo

SpinsterSistersLogo_CL

Director of Operations, Process Analysis
Travel and Transport
Jul 2000 – Mar 2012 · 11 yrs 9 mos

Process analysis, process improvement, procedural documentation, and project management.

Project Manager / Technical Writer
Antarctic Support Associates
Nov 1996 – Jul 1998 · 1 yr 9 mos

Corporate Travel Manager
Antarctic Support Associates
May 1992 – Aug 1996 · 4 yrs 4 mos

Education

University of Colorado Boulder
1986 – 2007